Exhibit 99.1

A2Z Smart Technologies Acquires Israel-Based Manufacturer Isramat To Support

Growth of Cust2Mate Smart Cart Business

TEL AVIV, ISRAEL / January 17, 2022 / A2Z Smart Technologies Corp. (“A2Z” or the “Company”) (NASDAQ & TSXV: AZ), today announced that it has entered into a share purchase agreement (the “SPA”) to acquire a 100% equity interest in Isramat Ltd (“Isramat”), an Israeli manufacturer of precision metal parts (the “Acquisition”). This strategic acquisition vertically integrates certain manufacturing capabilities for the production of A2Z’s Cust2Mate smart cart while complementing existing contract manufacturing partnerships to support anticipated worldwide growth.

Isramat currently operates a 5,600 square foot manufacturing facility in Holon, Israel, and has 42 full-time employees. For the year ended December 31, 2020, Isramat had revenues of New Israeli Shekel (“NIS”) 17.312 million (approximately US$5.56 million), and as of December 31, 2020, Isramat had total current assets of NIS 10.361 million (approximately US$3.33 million), total current liabilities of NIS 2.710 million (approximately US$0.87 million) and total shareholders’ equity of NIS 9.097 million (approximately US$2.92 million).

“This acquisition is a milestone for our growth and will enhance our existing manufacturing capabilities as we continue to scale our operations to meet the growing marketplace demand for our Cust2Mate smart shopping cart,” stated Joseph Bentsur, CEO of A2Z Smart Technologies. “Isramat, a well-known and respected provider of precision metal parts, will act as a supplier of certain key parts to our existing manufacturing partners. Furthermore, we anticipate utilizing the new facility to customize prototypes for new potential retail verticals. This vertically integrated model is expected to reduce our production costs, provide enhanced margins and enable us to realize supply chain and logistics benefits. We are energized by the increasing worldwide recognition our Cust2Mate Smart Cart Platform is receiving, and we look forward to the continued global rollout of our smart shopping cart technology.”

Terms and Conditions

Closing of the Acquisition (the “Closing”) is subject to standard terms and conditions found in acquisitions of and by corporations of similar size and type as Isramat and A2Z, including receipt of all applicable regulatory approvals including that of the TSX Venture Exchange (“TSXV”), and provides for an aggregate acquisition price (the “Consideration”) of NIS 9.3 million (approximately US$2.989 million). NIS 2.8 million (approximately US$0.9 million) of the Consideration will be paid in cash and the remaining Consideration in the amount of NIS 6.5 million (approximately US$ 2.089 million; the “Equity Consideration”) will be paid through the issuance to the shareholders of Isramat (the “Shareholders”) of 273,774 common shares in the capital of A2Z (the “Acquisition Shares”) at a deemed price per Acquisition Share of US $7.6311 (CDN $9.5247).

The Acquisition Shares will be subject to a lock-up period (the “Lockup”) and shall be released as follows: (i) during the first 6 months following signing of the SPA (but in any event not prior to 4 months and one day following the issuance of the Acquisition Shares), the holders of the Acquisition Shares will not be allowed to sell or otherwise transfer any of the Acquisition Shares, (ii) during each of the 20 months following the 6-month period detailed above, each Shareholder will be entitled to sell or otherwise transfer up to 1/20 of his pro rata portion of the Acquisition Shares, subject to applicable securities laws, and (iii) following the lapse of 26 months following the signing of the SPA, each Shareholder shall be entitled to freely trade its Acquisition Shares.

The SPA also provides that in the event that the aggregate proceeds received by a Shareholder (the “Aggregate Proceeds”) from the sale of its Acquisition Shares during the Lockup period, together with the value of its unsold Acquisition Shares as of the end of such period, is lower than its pro rata portion in the Equity Consideration, A2Z will pay the difference in cash to such Shareholder.

For clarity purposes, the Aggregate Proceeds will be calculated on any given month of a release from Lockup, “on an as if traded basis” (regardless of actual sale) based on the following formula: The amount of Acquisition Shares released from Lockup multiplied by the volume weighted average trading price of the common shares of A2Z for a 30-day month period. By using the “on an as if traded basis” (regardless of actual sale by the Shareholders) A2Z is able to avoid market manipulation by the Shareholders.

Closing of the Acquisition is subject to certain additional conditions precedent including receipt of all applicable regulatory approvals including that of the TSXV.

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping cart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau

Telephone: 203.972.9200

Email: jnesbett@imsinvestorrelations.com